Keypath Education International, Inc.

1501 Woodfield Rd, Suite 204N

Schaumburg, IL 60173

April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Kuhn, Adam Phippen, Jenna Hough, and Mara Ransom

Re:	Keypath Education International, Inc.

Registration Statement on Form 10-12G

Filed February 26, 2024, as amended

File No. 000-56641

Ladies and Gentlemen:

Keypath Education International, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on April 24, 2024, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please contact our counsel, Alyse A. Sagalchik of Katten Muchin Rosenman LLP, at (312) 902-5426 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

/s/ Eric Israel
Name:	Eric Israel
Title:	General Counsel

cc:	Peter Vlerick, Chief Financial Officer, Keypath Education International, Inc.
Mark D. Wood, Katten Muchin Rosenman LLP
Alyse A. Sagalchik, Katten Muchin Rosenman LLP